STERLING SOFTWARE


                                NEWS RELEASE


              STERLING SOFTWARE ANNOUNCES EARLY TERMINATION OF
              HART-SCOTT-RODINO WAITING PERIOD IN TENDER OFFER
                      FOR INTERLINK COMPUTER SCIENCES

        Dallas, TX, April 22, 1999 - Sterling Software, Inc. (SSW-NYSE) announced today that it has been advised that the waiting period under the Hart-Scott-Rodino Act applicable to the $7.00 per share cash tender offer for all outstanding shares of Interlink Computer Sciences, Inc. (INLK-NASDAQ) by Sterling Software (Southwest), Inc., a Sterling Software subsidiary, was terminated earlier today. Accordingly, the condition to the tender offer relating to the expiration or termination of the waiting period under the Hart-Scott-Rodino Act has been satisfied. The offer continues to be subject to certain other conditions, including the valid tender of that number of Interlink shares which, together with Interlink shares beneficially owned by Sterling Software, represents a majority of Interlink's outstanding shares on a fully diluted basis.

        The tender offer and related withdrawal rights are currently scheduled to expire at midnight, New York City time, on Monday, April 26, 1999. Georgeson & Company Inc. is acting as the Information Agent for the tender offer.

        Sterling Software is a leading provider of software and services for the application development, information management, systems management and federal systems markets. The company is ranked among Business Week's 1998 "Info Tech 100" as one of the world's best performing information technology companies. Headquartered in Dallas, Sterling Software has a worldwide installed base of more than 20,000 customer sites and 3,600 employees in 90 offices worldwide. For more information on Sterling Software, visit the company's Web site at www.sterling.com.

Contact:

Julie Kupp
Sterling Software, Inc.
(214) 981-1000
julie.kupp@sterling.com